

August 31, 2021

Alexander Smith
Managing Partner
286 Lenox Partners LLC
330 5th Avenue, 8th Floor
New York, New York 10001

      Re: 286 Lenox Partners LLC
             Draft Offering Statement on Form 1-A
             Submitted August 19, 2021
             CIK No. 0001877934

Dear Mr. Smith:

This is to advise you that we do not intend to review your offering statement.

Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Melanie Singh at (202) 551-4074 with any questions.

             Sincerely,

             Division of Corporation Finance
             Office of Real Estate & Construction

cc: Kenneth Betts